Performance for Quarter ended September 30, 2015 Jatin Dalal Senior Vice President and Chief Financial Officer October 21, 2015 Exhibit 99.2

Financial Summary for the Quarter Ended September 30, 2015 (IFRS) Wipro Limited Q2 16 (Rs million) YoY Growth Revenues 125,135 7% Operating Profit 24,289 5% Net Income 22,354 7% Operating Profit refers to Results from Operating Activities Net Income refers to ‘Profit for the period attributable to equity shareholders of the company’ Operating Cash Flow refers to ‘Net Cash generated from Operating Activities as presented in consolidated interim statements of Cash Flows Gross Cash is the sum of (i) cash and cash equivalents plus (ii) Available for Sale Investments – current, and (iii) Interest bearing deposits with corporates - current. Free Cash Flow is defined as Net cash generated from operating activities plus (i) Cash outflows on Purchase of property, plant and equipment and (ii) Proceeds from Sale of property, plant and equipment as presented in  consolidated interim statements of Cash Flows. For detailed reconciliations, please refer slide 11 in appendix Revenue of the Company grew 7% YoY surpassing the Rs 125 billion mark Net Income of the Company grew 7% YoY Gross Cash position was Rs. 283,553 million or $ 4.33 Billion

Highlights for the quarter IT Services Segment USD Revenue grew by 2.1% sequentially and 3.4% on a YoY basis. Net Headcount addition of 6,607 in the quarter. Headcount now stands at 168,396. For reconciliation of non-GAAP constant currency IT Services USD revenues please refer to slide 11 Segment Profit refers to Segment Results Addition of 67 new customers in quarter to take the total number of active customers to 1,100. IT Services Segment Margins was 20.7% for the quarter, in a narrow range of Q1 margins. Non-GAAP constant currency IT Services Segment USD Revenue grew 3.1% QoQ and grew 8.4% YoY. During the quarter, Wipro Digital consummated the acquisition of Designit. IT Services Segment Revenue was Rs 120.4 billion, an increase of 10% YoY.

IT Services - Revenue Dynamics for Quarter Ended September 30, 2015 Retail, Consumer Goods and Transportation grew 16.4% on a constant currency YoY basis Financial Services grew 10.8% on a constant currency YoY basis Manufacturing and Hi-tech grew 10.7% on a constant currency YoY basis Americas grew 9.1% on a constant currency YoY basis India and Middle East grew 23.8% on a constant currency YoY basis APAC and Other Emerging Markets grew 10.5% on a constant currency YoY basis Geographies Product Engineering Services grew 17.2% on a YoY reported basis Business Process Service grew 9.7% on a YoY reported basis Wipro Analytics grew 8.4% on a YoY reported basis Business units Service Lines The growth percentages have been calculated based on USD revenues for the Business Unit/ Service line/ Geography

Looking ahead * Guidance is based on the following exchange rates: GBP/USD at 1.55, Euro/USD at 1.12, AUD/USD at 0.72, USD/INR at 65.34 and USD/CAD at 1.33 Looking ahead for the quarter ending December 31, 2015 We expect the Revenue from our IT Services business to be in the range of $ 1,841 million to $ 1,878 million* Jan Feb Apr May Jun Jul Aug Sep Oct Nov Dec 2015-16 Mar

Supplemental Data Key Operating Metrics of IT Services

Key Operating Metrics in IT Services for the Quarter ended September 30, 2015 Particulars Q2’16 Q1’16 Q2’15 Revenue Composition Global Media & Telecom 13.4% 13.2% 13.9% Finance Solutions 26.7% 26.8% 26.0% Manufacturing & Hitech 18.7% 18.6% 18.2% Healthcare, Life Sciences & Services 11.4% 11.2% 11.2% Retail, Consumer Goods & Transportation 15.1% 15.0% 13.9% Energy, Natural Resources & Utilities 14.7% 15.2% 16.8% Geography Composition Americas 53.0% 52.5% 51.0% Europe 25.2% 25.6% 27.8% India & Middle East Business 10.6% 10.6% 9.2% APAC & Other Emerging Markets 11.2% 11.3% 12.0% People related Number of employees 168,396 161,789 154,297

Thank You Jatin.Dalal@wipro.com Jatin Dalal Senior Vice President & Chief Financial Officer

Appendix

Reconciliation of Selected GAAP measures to Non-GAAP measures Reconciliation of Gross Cash WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR millions)   As of   Sept 30, 2015 Computation of Gross cash position   Cash and cash equivalents 100,486 Available for sale investments - current 123,315 Interest bearing deposits with corporates - current 59,752 Total 283,553 WIPRO LIMITED AND SUBSIDIARIES (Amounts in INR millions)   Three months ended   Sept 30, 2015 Profit for the period [A] 22,354     Computation of Free cash flow   Net cash generated from operating activities 15,774 Add/(deduct) cash inflow/(outflow) on :       Purchase of Property,plant and equipment (4097) Proceeds from sale of Property,plant and equipment 35 Free cash flow attributable to equity holders of the company [B] 11,712 Free cash flow as a percentage of Net income [B/A] 52%     Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN) IT Services Revenue as per IFRS $1,831.9 IT Services Revenue as per IFRS $1,831.9 Effect of Foreign currency exchange movement $ 18.2 Effect of Foreign currency exchange movement $ 88.3 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 1,850.1   Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates $1,920.2 Reconciliation of Free Cash Flow Reconciliation of Non-GAAP constant currency Revenue